June 16, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: DSwiss, Inc.

Form S-1/A

Filed May 9, 2016

File No. 333-208083

To the men and women of the SEC:

On behalf of DSwiss, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 24, 2016 addressed to Mr. Leong Ming Chia, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on May 9, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements and related disclosures.

SEC Comment(s) /Analysis

Financing Activities, page 14

1. Where you discuss your convertible notes, here and elsewhere, please indicate the dates at which your notes mature and in what amounts, and what amount of principal is convertible at $0.10 per share and what amount is convertible at $0.20 per share. Please also disclose, where appropriate, that this offering will trigger automatic conversion of your notes if you sell more than $800,000 of equity.

Company Response:

The Company has revised the following on page 14:

For the period from November 2015 to March 31, 2016, the Company issued several convertible promissory notes (collectively the "Convertible Notes") to 50 accredited investors in an aggregated principal amount of $441,500. The Convertible Notes bear no interest with a maturity of two years, due in 2017 & 2018. The principal is payable in a lump sum at maturity. The conversion price of two notes is $0.10 per share, while the conversion price of remaining notes is $0.20 per share. The notes are convertible into shares of the Company’s common stock either 1) at the option of the holders, or 2) upon Qualified Financing of the Company. The details are summarized as follows:

	Agreement Date	Maturity Date	Number of investors	Principal Amount	Conversion price
	11/19/2015	11/19/2017	2	28,000	0.10
	11/20/2015	11/20/2017	23	213,500	0.20
	1/10/2016	1/10/2018	1	20,000	0.20
	1/17/2016	1/17/2018	2	4,000	0.20
	1/22/2016	1/22/2018	10	42,000	0.20
	1/26/2016	1/26/2018	4	80,000	0.20
	1/27/2016	1/27/2018	1	2,000	0.20
	1/28/2016	1/28/2018	1	10,000	0.20
	1/29/2016	1/29/2018	5	38,000	0.20
	2/20/2016	2/20/2018	1	4,000	0.20
Total	-	-	50	441,500	-

 In the event that the Company issues and sells shares of its equity securities to investors (the “Investors”), on or before the date of the prepayment in full of this Note via equity financing resulting in gross proceeds to the Company of at least $800,000 (including the conversion of the Notes and other debt) (a “Qualified Financing”), then the unpaid principal balance of this note shall automatically convert in whole without any further action by the holder into such equity securities. This offering will trigger automatic conversion of the Convertible Notes if the Company sells more than $800,000 of equity.

Selling Shareholders, page 19

2. We note your response to comment 4 of our letter dated April 21, 2016. Please indicate the names of all of Weld Asia’s employees since August 23, 2011, and indicate the periods during which they were employed.

Company Response:

In our previous response to what was comment 4, when we requested information from Weld Asia Associates they only gave us the names of their partners and disclosed their desire to maintain the privacy of the employees at their firm. As such, Weld Asia Associates will not provide this information to us, and given that our relationship with Weld Asia Associates was limited to having them conduct our audit, we are unable to obtain the information requested by the SEC. If the SEC has any questions regarding Weld Asia Associates which we have the means to answer then we will be happy to do so, but this information is not available to us.

Financial Statements

General

3. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

Company Response:

The Company has updated the financial statements accordingly.

Recent Sale of Unregistered Securities, page 28

4. Please indicate the date that you sold the convertible notes that you discuss here, and please describe the sale of $180,000 of convertible notes that you discuss on page F15. Please refer to Item 701 of Regulation S-K.

Company Response:

The Company has revised the following on page 28:

For period from November 2015 to the date of this registration statement, the Company issued several convertible promissory notes (collectively the "Convertible Notes") to 74 accredited investors in an aggregated principal amount of $605,400. The Convertible Notes bear no interest with a maturity of two years, due in 2017 & 2018. The principal is payable in a lump sum at maturity. The conversion price of two notes is $0.1 per share, the conversion price of fifty five notes is $0.2 per share, and the conversion price of seventeen notes is $0.4. The notes are convertible into shares of the Company’s common stock either 1) at the option of the holders, or 2) upon a Qualified Financing of the Company. The details are summarized as follows:

	Agreement Date	Maturity Date	Number of investors	Principal Amount	Conversion price
	11/19/2015	11/19/2017	2	28,000	0.10
	11/20/2015	11/20/2017	23	213,500	0.20
	1/10/2016	1/10/2018	1	20,000	0.20
	1/17/2016	1/17/2018	2	4,000	0.20
	1/22/2016	1/22/2018	10	42,000	0.20
	1/26/2016	1/26/2018	4	80,000	0.20
	1/27/2016	1/27/2018	1	2,000	0.20
	1/28/2016	1/28/2018	1	10,000	0.20
	1/29/2016	1/29/2018	5	38,000	0.20
	2/20/2016	2/20/2018	1	4,000	0.20
	4/1/2016	4/1/2018	7	49,900	0.20
	4/8/2016	4/8/2018	1	4,000	0.40
	4/27/2016	4/27/2018	9	60,000	0.40
	5/20/2016	5/20/2018	3	18,000	0.40
	6/4/2016	6/4/2018	3	28,000	0.40
	6/7/2016	6/7/2018	1	4,000	0.40
Total	-	-	74	605,400	-

In the event that the Company issues and sells shares of its Equity Securities to investors (the “Investors”) on or before the date of the prepayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $800,000 (including the conversion of the Notes and other debt) (a “Qualified Financing”), then the unpaid principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities. This offering will trigger automatic conversion of the Convertible Notes if the Company sells more than $800,000 of equity.

Exhibit 3.1

5. Exhibit 3.1 was electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

Company Response:

The Company has amended accordingly.

Exhibit 23.1

6. The consent from your auditor is dated April 8, 2016. Please make arrangements with your auditors to provide a currently dated consent with any subsequent amendments.

Company Response:

The Company has included herein an updated consent.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 16, 2016

/s/ Leong Ming Chia

Leong Ming Chia

Chief Executive Officer